September 24,
2024

Howard W. Lutnick
Chief Executive Officer
Cantor Equity Partners II, Inc.
110 East 59th Street
New York, NY 10022

        Re: Cantor Equity Partners II, Inc.
            Draft Registration Statement on Form S-1
            Submitted August 28, 2024
            CIK No. 0002034269
Dear Howard W. Lutnick:

        We have reviewed your draft registration statement and have the following comments.

        Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR.
If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement Submitted August 28, 2024
Cover Page

1. Please provide a cross-reference highlighted by prominent type or in another manner to all the sections in the prospectus for disclosures related to each of compensation and material conflicts of interest, as required by Item 1602(a)(3) and (5) of Regulation S-K.
Summary, page 1

2. We note your disclosure regarding the $1,750,000 in working capital loans. Please describe the terms of repayment of these loans. See Item 1602(b)(5) of Regulation S-K.
3. Please revise the conflicts of interest disclosure in the summary to address the conflicts of interest arising from the remuneration described on pages 8 and 9.
4. Please revise the disclosure on page 10 and 104 to also disclose the lock-up agreement with the underwriter. See Item 1603(a)(9) of Regulation S-K.
 September 24, 2024
Page 2

Our Company, page 2

5. Please expand your discussion of the manner in which you will identify and evaluate potential business combination candidates to include disclosure of how significant competition among other SPACs pursuing business combination transactions may impact your ability to identify and evaluate a target company.
6. Where you discuss the prior SPAC/de-SPAC experience of your management, please disclose redemption levels in connection with any extensions and/or business combination transactions.
Initial Business Combination, page 5

7. Please revise to clarify any plans to seek additional financings as required by Item
       1602(b)(5) of Regulation S-K. In this regard, we note your disclosures that you intend to effectuate your initial business combination using, among other sources, the proceeds of the sale of your securities in connection with your initial business combination and that you intend to target businesses larger than you could acquire with the net proceeds of this offering and the sale of the private placement shares.
Founder Shares, page 13

8. Please expand your disclosure on pages 15 and 24, and elsewhere as appropriate, including your risk factor on page 37, to clarify whether any public shares sold in this offering would be required to approve the business combination if the minimum to constitute a quorum is present at the meeting.
Conflicts of Interest, page 29

9. Please revise your disclosure in this section to clearly state the conflicts with purchasers in the offering. See Item 1602(b)(7) of Regulation S-K.
Risk Factors
We may not be able to complete an initial business combination..., page 54

10. With a view toward disclosure, please tell us whether your sponsor has any members who are, or has substantial ties with, a non-U.S. person.
Risks Relating to Cantor, our Sponsor and Management Team, page 58

11. We note the disclosure on page 11 and elsewhere that in order to facilitate your initial business combination or for any other reason determined by your sponsor in its sole discretion, your sponsor may surrender or forfeit, transfer or exchange your founder shares, private placement shares or any of your other securities, including for no consideration, as well as subject any such securities to earn-outs or other restrictions, or otherwise amend the terms of any such securities or enter into any other arrangements with respect to any such securities. Please add risk factor disclosure about risks that may arise from the sponsor having the ability to remove itself as your sponsor before identifying a business combination, including through the unconditional ability to transfer the founder shares or otherwise.
 September 24, 2024
Page 3
Dilution, page 88

12. We note that one of your calculations assumptions is that no ordinary shares and convertible equity or debt securities are issued in connection with additional financing in connection with an initial business combination. Please expand your disclosure to highlight that you may need to do so as you intend to target an initial business combination with a target company whose enterprise value is greater than you could acquire with the net proceeds of the offering and the sale of private placement shares, as stated on page 101 of your prospectus.
Management, page 128

13. Under Conflicts of Interest, please disclose the nominal price paid for the founder shares and the conflict of interest in determining whether to pursue a business combination. See
       Item 1603(b) of Regulation S-K.

       Please contact Eric McPhee at 202-551-3693 or Mark Rakip at 202-551-3573 if you have questions regarding comments on the financial statements and related matters. Please contact
Pearlyne Paulemon at 202-551-8714 or Jeffrey Gabor at 202-551-2544 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Real
Estate & Construction
cc:   Stuart Neuhauser